Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for May 2025

Passenger traffic increased year-on-year by 1.3% in Puerto Rico, and decreased by 3.0% in Mexico and 3.4% in Colombia

Mexico City, June 5, 2025 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for May 2025 reached a total of 5.7 million passengers, representing a decrease of 2.2% compared to May 2024.

Passenger traffic presented a year-one-year increase of 1.3% in Puerto Rico, while it declined 3.0% in Mexico and 3.4% in Colombia. Passenger traffic growth in Puerto Rico was driven by increases of 10.5% in international traffic and 0.2% domestic traffic. Mexico reported decreases of 5.6% in international traffic and 0.4% in domestic traffic, while Colombia reported a 6.7% increase in international traffic more than offset by a 6.1% decrease in domestic traffic.

All figures in this statement reflect comparisons between the period from May 1 to 31, 2025 and from May 1 to 31, 2024. Figures excluded transit and general aviation passengers for Mexico and Colombia.

Passenger Traffic Summary
	May		% Chg	Year to date		% Chg
	2024	2025		2024	2025
Mexico	3,341,200	3,241,572	(3.0)	18,332,807	17,698,454	(3.5)
Domestic Traffic	1,683,397	1,676,907	(0.4)	7,872,298	7,911,040	0.5
International Traffic	1,657,803	1,564,665	(5.6)	10,460,509	9,787,414	(6.4)
San Juan, Puerto Rico	1,136,672	1,151,279	1.3	5,433,398	5,934,429	9.2
Domestic Traffic	1,012,936	1,014,574	0.2	4,875,194	5,275,709	8.2
International Traffic	123,736	136,705	10.5	558,204	658,720	18.0
Colombia	1,371,343	1,324,870	(3.4)	6,454,261	6,711,572	4.0
Domestic Traffic	1,083,874	1,018,035	(6.1)	5,060,109	5,129,643	1.4
International Traffic	287,469	306,835	6.7	1,394,152	1,581,929	13.5
Total Traffic	5,849,215	5,717,721	(2.2)	30,220,466	30,344,455	0.4
Domestic Traffic	3,780,207	3,709,516	(1.9)	17,807,601	18,316,392	2.9
International Traffic	2,069,008	2,008,205	(2.9)	12,412,865	12,028,063	(3.1)

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Mexico Passenger Traffic
		May		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,683,397	1,676,907	(0.4)	7,872,298	7,911,040	0.5
CUN	Cancun	878,015	867,155	(1.2)	3,994,182	3,989,968	(0.1)
CZM	Cozumel	21,448	24,465	14.1	98,582	100,019	1.5
HUX	Huatulco	61,617	56,904	(7.6)	295,473	272,924	(7.6)
MID	Merida	264,893	281,520	6.3	1,329,587	1,376,687	3.5
MTT	Minatitlan	13,817	12,767	(7.6)	53,858	62,172	15.4
OAX	Oaxaca	124,267	126,673	1.9	623,940	651,454	4.4
TAP	Tapachula	52,097	41,655	(20.0)	252,268	212,489	(15.8)
VER	Veracruz	136,378	147,640	8.3	619,996	674,186	8.7
VSA	Villahermosa	130,865	118,128	(9.7)	604,412	571,141	(5.5)
International Traffic		1,657,803	1,564,665	(5.6)	10,460,509	9,787,414	(6.4)
CUN	Cancun	1,560,736	1,468,569	(5.9)	9,767,506	9,105,270	(6.8)
CZM	Cozumel	35,188	26,617	(24.4)	271,993	210,652	(22.6)
HUX	Huatulco	2,266	1,769	(21.9)	97,245	95,080	(2.2)
MID	Merida	26,342	28,352	7.6	157,169	172,627	9.8
MTT	Minatitlan	574	548	(4.5)	2,709	2,926	8.0
OAX	Oaxaca	17,717	18,947	6.9	92,634	113,382	22.4
TAP	Tapachula	792	1,972	149.0	5,381	10,802	100.7
VER	Veracruz	10,931	12,726	16.4	51,395	58,134	13.1
VSA	Villahermosa	3,257	5,165	58.6	14,477	18,541	28.1
Traffic Total Mexico		3,341,200	3,241,572	(3.0)	18,332,807	17,698,454	(3.5)
CUN	Cancun	2,438,751	2,335,724	(4.2)	13,761,688	13,095,238	(4.8)
CZM	Cozumel	56,636	51,082	(9.8)	370,575	310,671	(16.2)
HUX	Huatulco	63,883	58,673	(8.2)	392,718	368,004	(6.3)
MID	Merida	291,235	309,872	6.4	1,486,756	1,549,314	4.2
MTT	Minatitlan	14,391	13,315	(7.5)	56,567	65,098	15.1
OAX	Oaxaca	141,984	145,620	2.6	716,574	764,836	6.7
TAP	Tapachula	52,889	43,627	(17.5)	257,649	223,291	(13.3)
VER	Veracruz	147,309	160,366	8.9	671,391	732,320	9.1
VSA	Villahermosa	134,122	123,293	(8.1)	618,889	589,682	(4.7)

US Passenger Traffic, San Juan Airport (LMM)
	May		% Chg	Year to date		% Chg
	2024	2025		2024	2025
SJU Total	1,136,672	1,151,279	1.3	5,433,398	5,934,429	9.2
Domestic Traffic	1,012,936	1,014,574	0.2	4,875,194	5,275,709	8.2
International Traffic	123,736	136,705	10.5	558,204	658,720	18.0

Colombia Passenger Traffic Airplan
		May		% Chg	Year to date		% Chg
		2024	2025		2024	2025
Domestic Traffic		1,083,874	1,018,035	(6.1)	5,060,109	5,129,643	1.4
MDE	Rionegro	814,672	770,850	(5.4)	3,738,821	3,873,233	3.6
EOH	Medellin	102,058	97,082	(4.9)	502,468	463,595	(7.7)
MTR	Monteria	120,005	103,396	(13.8)	596,173	564,160	(5.4)
APO	Carepa	16,185	15,492	(4.3)	73,094	70,733	(3.2)
UIB	Quibdo	28,377	28,289	(0.3)	136,485	133,276	(2.4)
CZU	Corozal	2,577	2,926	13.5	13,068	24,646	88.6
International Traffic		287,469	306,835	6.7	1,394,152	1,581,929	13.5
MDE	Rionegro	287,469	306,835	6.7	1,394,152	1,581,929	13.5
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,371,343	1,324,870	(3.4)	6,454,261	6,711,572	4.0
MDE	Rionegro	1,102,141	1,077,685	(2.2)	5,132,973	5,455,162	6.3
EOH	Medellin	102,058	97,082	(4.9)	502,468	463,595	(7.7)
MTR	Monteria	120,005	103,396	(13.8)	596,173	564,160	(5.4)
APO	Carepa	16,185	15,492	(4.3)	73,094	70,733	(3.2)
UIB	Quibdo	28,377	28,289	(0.3)	136,485	133,276	(2.4)
CZU	Corozal	2,577	2,926	13.5	13,068	24,646	88.6

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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